
10032120



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 28580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mutual Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo (City) California (State) 93012 (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitch Voss (805) 764-6730
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitch Voss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 3rd day of August, 2010 by Mitchell Voss proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

President
Title



VICENTE MANUEL ALVAREZ
Commission # 1805388
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

This report contains (check all applicable boxes):**

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.:

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the Company) as of June 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. of California dba Mutual Securities, Inc. as of June 30, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 24, 2010

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Financial Condition
June 30, 2010

Assets

Cash and cash equivalents	$ 1,363,698
Deposit with clearing organization	200,000
Commissions receivable	461,406
Furniture, equipment, and leasehold improvements, net	82,001
Other receivable	6,452
Prepaid expense	87,790
Note receivable	55,178
Other assets	200
Deposits	100,000
Total assets	$ 2,356,725

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 11,695
Payable to brokers/dealers	555,190
Profit sharing contribution payable	46,512
Income taxes payable	9,842
Payable to related party	100,000
Total liabilities	723,239

Commitments and contingencies

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding	23,413
Additional paid-in capital	142,726
Retained earnings	1,467,347
Total stockholders' equity	1,633,486
Total liabilities and stockholders' equity	$ 2,356,725

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Income
For the Year Ended June 30, 2010

Revenues	
Commissions income	$ 8,210,249
Mutual fund and direct product	2,155,805
Insurance and annuity	630,958
Advisory fees	385,905
Interest and dividend	214
Other income	509,443
Total revenues	11,892,574
Expenses	
Employee compensation and benefits	1,142,538
Commissions and floor brokerage	8,324,616
Communications	141,012
Professional fees	169,666
Occupancy and equipment rental	214,629
Other operating expenses	1,001,662
Total expenses	10,994,123
Net income (loss) before income tax provision	898,451
Income tax provision	13,401
Net income (loss)	$ 885,050

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2009	$ 23,413	$ 142,726	$ 1,161,839	$ 1,327,978
Distributions to stockholders	-	-	(579,542)	(579,542)
Net income (loss)	-	-	885,050	885,050
Balance at June 30, 2010	$ 23,413	$ 142,726	$ 1,467,347	$ 1,633,486

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2010

Cash flow from operating activities:		
Net income (loss)		$ 885,050
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 3,786	
(Increase) decrease in assets:		
Commissions receivable	(94,749)	
Other receivable	2,032	
Prepaid expense	(13,483)	
Deposits	(100,000)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(18,679)	
Payable to brokers/dealers	161,634	
Profit sharing contribution payable	(1,560)	
Securities sold, not yet purchased, at market	(7)	
Income taxes payable	9,842	
Payable to related party	100,000	
Total adjustments		48,816
Net cash and cash equivalents provided by (used in) operating activities		933,866
Cash flow from investing activitie:		
Purchase of furniture, equipment, and leasehold improvements	(85,787)	
Issuance of note receivable	(88,285)	
Proceeds from payments of note receivable	33,107	
Net cash and cash equivalents provided by (used in) investing activities		(140,965)
Cash flow from financing activities:		
Capital distributions	(579,542)	
Net cash and cash equivalents provided by (used in) financing activities		(579,542)
Net increase (decrease) in cash and cash equivalents		213,359
Cash and cash equivalents at beginning of year		1,150,339
Cash and cash equivalents at end of year		$ 1,363,698
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,463	

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc. On November 15, 1982, the Company changed its name to Cowles, Sabol & Company, Incorporated and then changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from agency commissions and equity transactions. Services offerred include the retail sale of corporate debt and equity securities, U.S. government and municipal securities, and securities in private placement transactions. Services are also provided as a broker of variable life insurance policies, annuities, options and partnership interests.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2010 was $200,000.

Note 3: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Furniture and fixtures	$ 69,258	7
Machinery and equipment	70,670	5
Leasehold improvements	59,007	15
	198,935	
Less: accumulated depreciation	(116,934)	
Furniture, equipment, and leasehold improvements, net	$ 82,001	

Depreciation expense for the year ended June 30, 2010, was $3,786.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is included in these financial statements. The tax provision provided is the California franchise tax of $13,401.

Note 5: NOTE RECEIVABLE

During the year ended June 30, 2010, the Company lent $88,285 to an idividual and issued a note receivable. The note is non-interest bearing unless the note is in default, in which case 1.5% will be charged per month. The note is to be repaid in monthly installments until September 2011. As of June 30, 2010, the Company has received $33,107 in principal payments.

Note 6: RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2010, the Company paid $98,269 in occupancy expense to KCMA. The Company owes KCMA $100,000 at June 30, 2010 for the office security deposit. See Notes 8 and 11 for further information on the lease agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: SUBSEQUENT EVENTS

Subsequent to year end but before the issuance of the financial statements, the Company amended the lease agreement with KCMA. The original lease extended until September 30, 2030. However, the lease was amended to expire on August 31, 2015, with an option to extend the lease for three successive five year terms. The amended lease terms also include the requirement of a $100,000 security deposit.

Note 8: 401 (K) PROFIT SHARING PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the six months ended June 30, 2010, the Company made $30,230, in matching contributions and accrued $15,174 in discretionary contributions.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space on October 16, 2002, which was later amended on March 1, 2007. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessors. On October 1, 2009, the Company entered into a second lease agreement for office space (see Notes 7 and 8) which will expire on September 30, 2030.

At June 30, 2010, the minimum annual payments are as follows:

Year Ending June 30,	
2011	$ 235,962
2012	239,117
2013	185,759
2014	130,800
2015	130,800
2016 & thereafter	3,270,000
	$ 4,192,438

Note 10: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2010, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending June 30, 2010, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2010, the Company had net capital of $823,560 which was $723,560 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($723,239) to net capital was 0.88 to 1, which is less than the 15 to 1 maximum allowed.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2010

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $561,406 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 1,384,966
Adjustments:		
Retained earnings	$ 82,001	
Non-allowable assets	(643,407)	
Haircuts & undue concentration	-	
Total adjustments		(561,406)
Net capital per audited statements		$ 823,560

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2010

Computation of net capital		
Common stock	$ 23,413	
Additional paid-in capital	142,726	
Retained earnings	1,467,347	
Total stockholders' equity		$ 1,633,486
Less: Non-allowable assets		
Commissions receivable	(461,406)	
Furniture, equipment, and leasehold improvements, net	(82,001)	
Other receivable	(6,452)	
Prepaid expense	(87,790)	
Note receivable	(55,178)	
Other assets	(200)	
Deposits	(100,000)	
Total non-allowable assets		(793,027)
Net capital before haircuts		840,459
Less: Haircuts on securities		
Haircut on money markets	(16,899)	
Total haircuts on securities		(16,899)
Net Capital		823,560
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 48,216	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 723,560
Ratio of aggregate indebtedness to net capital	0.88 : 1	

There was a difference of $561,406 between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2010. See Note 13.

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2010

A computation of reserve requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2010

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.:

In planning and performing our audit of the financial statements of Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the Company), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 24, 2010

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended June 30, 2010


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Mutual Securities, Inc. of California dba Mutual Securities, Inc. ("the Company") for the year ended June 30, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Mutual Securities, Inc. of California dba Mutual Securities, Inc. taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 24, 2010

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2010

	Amount
Total assessment	$ 18,622
SIPC-6 general assessment Payment made on February 12, 2010	(8,955)
SIPC-7 general assessment Payment made on July 28, 2010	(9,667)
Total assessment balance (overpaymment carried forward)	$ -